EXHIBIT 4

June 27, 2017

Energen Corporation

605 Richard Arrington Jr. Blvd. N.

Birmingham, AL 35203

To: Board of Directors

I was very disappointed to read Energen’s June 19 press release, in which the company announced its intent to continue with a status quo business plan. The market appears to share this view, as the price of Energen stock fell 4.1% and 7.6% (versus an average gain of 2.1% and 4.8% for its three closest peer companies1 ) for the day and week, which I believe demonstrates a substantial negative reaction to the announced plan.

While I strongly disagree with the conclusion the Board appears to have reached, I am even more troubled by the failure of the process by which the Board came to its decision.

In our letter dated June 2, 2017 (attached), I asked the Board to have a road show to meet with shareholders to get their views on the best path forward for the company, to hire financial advisors, and announce a strategic review process. Equipped with this information, the Board could have come to an informed view as to both what its shareholders believe is the best course for the business and what ‘real world’, actionable alternatives exist to maximize shareholder value.

In the press release dated June 19, 2017 the Board stated: “With input from financial advisors J.P. Morgan and Tudor Pickering Holt & Co., the Energen Board reviewed its strategic alternatives and unanimously concluded that the best way to enhance shareholder value is continued execution of the company’s business plan. This examination took into consideration input from numerous shareholders and analyzed Energen’s top-tier assets, its improving execution, and the broader macroeconomic and commodity price environment”.

No actual ‘alternatives’ were proposed. The Board refused to meet with us to hear our perspective despite multiple requests, did not engage in any formal process to solicit the views of other shareholders, and announced a status quo business plan less than 3 weeks after we sent our letter to the company. At best this represents a poorly run process and at worst it is misleading and emblematic of corporate entrenchment. Perhaps most important, the apparent refusal to empower your advisors to run a market check as to potential M&A value calls into question the legitimacy of the entire review.

To mix industry metaphors, this is no way to run a railroad.

[1]	Peer companies defined as Parsley Energy, Diamondback Energy, RSP Permian, and prices determined at last reported price on June 20th as compared to June 19 and for the week ended June 23, 2017

While I understand that you and I might ultimately disagree on the best path to maximize value for shareholders, I expected that your decision would have been made after a substantive review and, more importantly, after getting the perspective of the shareholder-owners of the company.

In this letter, I urge the Board to correct this mistake. I have little doubt that the Board, independent of management, will greatly benefit from meeting with its shareholders. Ask yourself: Why is management trying so hard to keep its Board from hearing the perspectives of the owners of the company? We believe this is the question your shareholders will be asking.

The Board should engage in a road show with shareholders, independent of management, to get their assessment and views as to the future direction of the company. And, after receiving the perspective of your shareholders, re-examine your conclusions as to the best direction for Energen. Maybe it changes, maybe it remains the same, but in either case you should then explain in detail to the shareholders why you reached this decision. The shareholders can then decide if they agree with these conclusions.

I encourage the Board to embrace this opportunity to course correct and obtain the views of its shareholders in connection with deciding on the future direction of the company. The days of 1970’s-style governance are over, and a Board should not make decisions in a vacuum and without consultation with its shareholders. If you fail to take such actions on your own, be assured that we, as the owner of more than 7 million shares and equivalents, will be resolute in pushing for a meaningful path for all stakeholders to have a direct voice in the plans for the company’s future.

As always, I am willing and able to meet any of you, either in person or over the phone, to discuss any of these issues in more detail. I look forward to hearing from you.

Sincerely,

/s/ Keith Meister

Keith Meister

Managing Partner

Corvex Management

June 2, 2016

Energen Corporation

605 Richard Arrington Jr. Blvd. N.

Birmingham, AL 35203

To: Board of Directors

By way of introduction, I am the managing partner of Corvex Management LP. Corvex is an investment advisor with a fundamental, value-based strategy. We focus on investing in high quality, North American businesses in industries with positive secular tailwinds, that trade at discounts to underlying value. We believe in actively engaging with the senior management and Boards of our portfolio companies with the goal of developing relationships built on constructive, two-way dialogue. As you likely know, on May 31st Corvex filed a Schedule 13D disclosing ownership of 5.37 million shares and share equivalents, or approximately 5.5% of your outstanding stock, making us one of Energen’s largest shareholders.

Since inception, Corvex has spent considerable time and capital investing in the North American energy space. We have significant domain knowledge, having owned large stakes in E&P, refining, and midstream companies. Due to the quality of the rock, productivity of the wells, areal extent, stacked pays, and proximity to existing infrastructure and markets we believe the Permian basin is poised to significantly grow production and take market share – even at structurally low commodity prices. We are witnessing a modern day ‘gold rush’, with a frenzy of deals to capture acreage in the Permian at prices regularly exceeding $40,000 per acre and two recent multi-billion dollar deals for in excess of $55,000 per acre. Large, contiguous acreage blocks are the most highly coveted. With approximately 150,000 net acres, split between the Midland and Delaware basins, Energen is sitting on some of the most valuable undeveloped leasehold in North America.

Despite this enviable asset position, Energen continues to trade at a meaningful discount both to public peers and asset transaction values. I have spent time with your CEO, James McManus, both in Birmingham and during a brief phone conversation. I found James both professional and knowledgeable and our conversations were cordial. During these discussions I expressed my views – that Energen’s assets are best-in-class and that the company trades at a discount and James agreed on both accounts. I believe this discount is a reflection of Energen’s historical track record of operational underperformance and poor capital allocation.

Across most metrics, Energen’s operating performance falls short of its best-in-class peers. Both margins and F&D costs compare unfavorably, leading to a recycle ratio significantly below peers. This is not lost on industry analysts, investors, or competitors.

Further, an analysis of wells drilled in the Permian over the last 18 months consistently highlights underperformance at Energen. Cumulative recoveries from Energen wells are coming in 20% below those drilled by other operators on similar acreage. In the first quarter, while Energen was one of many operators to beat production guidance, it significantly exceeded its capex target and raised full year capex estimates by more than 10%, despite production estimates that were effectively unchanged. Energen was the only Permian company to raise full year capex estimates due to service cost pressures.

Additionally, Energen has a poor track record of capital allocation. Energen significantly diluted shareholders in 2016 through a stock issuance of 18.2 million shares, or nearly 20% of the company, for $21 per share. In 2016 Energen sold assets at the bottom, including Delaware basin acreage (for an undisclosed price) to Centennial Development, which now trades at nearly $40,000 per acre, only to return to the A&D market in 2017 to purchase more Delaware basin assets (for a rumored $30,000 per acre).

The net result of poor capital allocation decisions and subpar operating results has been considerable stockholder underperformance. Since Energen announced the sale of its utility, ALAGASCO, in April of 2014, Energen shares are down 30%. Over that same period of time, Energen’s closest peers are up an average of 60%1. While James expressed confidence that future drilling results will improve, the company’s historical track record raises significant doubt.

In light of the following facts: record-breaking deal prices for Permian assets, the industrial logic and value created from in-basin M&A, Energen’s trading discount and historical track record of operational underperformance – we are strongly of the belief that the Board should explore the value that could be delivered to shareholders through a change of control transaction. We believe most of your large shareholders share this perspective, and thus it is critical that you, the Board, get ahead of the momentum and control the process.

Even if Energen were a best-in-class operator with superior metrics and capital allocation, the case for M&A would still be compelling. The rationale for consolidation in the basin is tremendous, with benefits including but not limited to:

●	Realizing a significant upfront premium with the possibility, if desired, to participate in additional upside by taking a portion of the consideration in stock

●	The improved ability of a larger company, running more rigs, to manage its relationships with service and midstream companies and thus realize improved unit economics through economies of scale

●	The ability to take advantage of improved access to capital as a bigger company – both equity and debt – in order to accelerate development and pull forward NPV. Our assets in the hands of an operator with a superior track record would likely garner a lower cost of capital or higher trading multiple

[1]	Peers include RSP Permian, Diamondback Energy, and Parsley Energy

●	A merger with an incumbent in the basin would allow for a high grading of location development cadence as well as the potential to drill longer laterals, optimizing development, and thus NPV

●	Realization of corporate synergies, including elimination duplicative costs, that would not otherwise be available to Energen shareholders

Specifically, we have two requests: 1.) The board should publicly announce that it has hired a leading investment bank to explore strategic alternatives. 2.) Members of the board should conduct a roadshow to meet with top shareholders and gather their views on value of status quo versus the value delivered from the potential sale of the company. To be clear, we have not pre-judged any outcomes and we will support whatever creates the most value. All shareholders benefit from a robust analysis of the value of our standalone plan versus the value that could be obtained through a merger or acquisition of the company. A public announcement is critical to maximize value as we believe the potential buyer universe is extremely large, including peer Permian companies, new basin entrants, large independents, as well as both major domestic and international oil companies.

It is our understanding, from our recent conversation with James, that you have a board meeting in mid-June. We believe this is an opportune time to consider and implement our suggestions, and hope the takeaway from the meeting is a formal announcement that you have retained advisors. It is important that you embrace and engage in this process and by doing so, fully inform yourselves as to the best path to realize value for shareholders. We are prepared to work with you to help in any way that we can. After visiting with shareholders, I believe you will find a significant majority favor exploring strategic alternatives. We have sent this letter to you privately, as we believe you will get a better result for all shareholders if the board undertakes this process from a position of strength. However, if the Board does not embrace this approach, given our conviction in the potential value at stake for shareholders, we will continue to advocate privately or publicly if necessary, to ensure this path is followed.

I look forward to engaging with the board to create value for all shareholders. Please feel free to reach out anytime.

Sincerely,

Keith Meister

Managing Partner

Corvex Management